UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 28, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

CPOA Quadrant Gardens is a 100 kW (AC) rooftop solar installation to be located at Wilderness Road, Claremont, Cape Town, South Africa ("Project"). The Project will be connected "behind the meter" at the CPOA Quadrant Gardens facility.
This solar plant will be leased to Cape Peninsula Organization for the Aged ("CPOA"), the roof owner and offtaker, through a take-or-pay contract for a period of 20 years.
Energea Portfolio 3 LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $98,571 with a projected IRR of 11.0% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Claremont, Cape Town, South Africa
Technology	Rooftop Solar
System Size (AC/DC)	100 kW AC / 106.92 kW DC
Estimated Year 1 Production	120,000 kWh
Coordinates	-33.985460 ° S 18.466930 E
Roof Status	Verified by a third-party engineer
Project Status	Under Construction
Useful Equipment Life (Years)	25

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	CPOA Quadrant Gardens
EPC Contractor	Dorman Projects (PTY) LTD
O&M Contractor	The Sun Exchange (PTY) LTD ("Sun Exchange")
Roof Owner	CPOA Quadrant Gardens
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	1,443,950 ZAR
Project Soft Costs	0 ZAR
Developer Fee	482,547 ZAR
Total Project Financing	1,944,812 ZAR
Debt Funding	N/A
Equity Funding	1,944,812 ZAR
Cell Owner IRR	11.2% ($USD)

Project Review

Site

CPOA Quadrant Gardens, the offtaker, owns the propriety on which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Solar Lease Agreement.
L&B Consulting Engineering ("L&B") performed their roof inspection of the CPOA Quadrant Gardens rooftops on Monday May 22nd, 2023. During the inspection of the existing residential semi-detached units/dwellings, they confirmed that the steel rafter with concrete ring beams system can accommodate the additional loading of the proposed solar panels. After the Project is constructed, L&B will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

Design

The Project will employ 198 x 540 Wp solar modules manufactured by Canadian Solar, a Tier 1 module manufacturer based in China. The plant will also use one (1) 100kW SUN-2,000-100KTL-M1 (380/400) Huawei three phase hybrid inverter. Huawei is a well-known worldwide inverter manufacturer and is highly recommended for C&I installations in South Africa due to their local distribution facilities and technical support systems. The array will be mounted to a standard, pitched, standing seam roof. The racking/clamp assembly is made by Lumax, who has been used on a handful of already constructed and operational assets. The roof itself was inspected by L&B Consulting engineers who confirmed the proposed array can be installed on the roof. Overall, this is a very standard rooftop solar design utilizing Tier 1 equipment.
Regarding Energy Production, the Project is estimated to produce 154.9 MWh/year with a Performance Ratio of 78.7%.

Interconnection

The Project will be connected to the distribution network owned and operated by the City of Cape Town Network. The Project applied for interconnection with the Energy Management Department and obtained the pre-approval for the installation of 110kW on May 18, 2023.
Once the installation of the Project is finished, the Energy Management Department will witness the commissioning process and verify compliance of the system 7-days from the request of the service.

Offtaker

The Sun Exchange Trust and CPOA Quadrant Gardens signed an Asset Lease to Own Agreement on February 1, 2023. This revenue agreement stipulates a variable-priced rent to be paid by CPOA Quadrant Gardens based on the number of kWh produced by the Project per month. The tariff is adjusted annually on the anniversary of the COD date. The main terms of the Agreement are show on the Table 1.

Table 1 - Asset Lease Agreement Main Terms
Revenue Contract Term	20 years
Asset Rental Rate	1.63 ZAR per kWh
Annual Adjustment	CPI + 2%
End of Term	Unless otherwise agreed to by the Parties, the asset will transfer to Lessee for no cost. Lessor relieved of obligation to remove the Project from the premises.
Customer Default	In the event of a customer default (including any payment delayed by more than 14 days), Lessor may impose a Termination Buy-Out Option on the Lessee.

Engineering, Procurement and Construction ("EPC")

Dorman Projects has been selected as the EPC partner for the Project. Dorman and Sun Exchange signed an EPC COntract on June 4, 2023. Sun Exchange and Energea have worked with Dorman before on solar assets in Cape Town. Due diligence was performed on the contractor, and we believe they are capable of installing the Project. Sun Exchange will also have an Project Manager or Engineer onsite during the installation process. Constant oversight, especially during the key install phases will ensure a quality product that meets Energea's standards.

Insurance

During construction, Dorman will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion. After COD and during operation, Sun Exchange will provide and maintain an All Risks Propriety and General Liability insurance for the project. In each case, Energea will be named as an additional insured under such policies.

O&M

The O&M partner will be selected prior to the Project's COD. This service includes monitoring, reporting, module Cleaning, preventative maintenance, saving calculations and on-site IT and technical support.

Financial Analysis

The resulting nominal IRR, in USD, of CPOA Quadrant Gardens is projected to be 11.0%, with an estimated payback of 9 years, 6 months, and 11 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2032 (shown annually) are presented on Exhibit I.

Energea is acquiring 100.00% ownership of the Project for a total investment of 98,571 USD.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from January 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Revenue

The source of the project's revenue originates from a 20-year term equipment rental contract with CPOA, for a fixed base price of 1.63 ZAR / kWh, readjusted annually on the anniversary of COD by the ZAR CPI rate, plus a 2% spread. The average customer savings during the period is estimated to be of 5.00%.

Operating Expenses

The only project-level operating expense assumed is the price paid to Sun Exchange under a turnkey Asset Management Agreement which requires Sun Exchange to provide all asset management services the Project needs including operations and maintenance, insurance, accounting, and other Project related fees and expenses. The value of the management fee is calculated as 33.69% of the collected revenue.

Capex

The costs to construct the Project, inclusive of the Value-Added Tax ("VAT") of 15,00% are described in the table below:

Table 2 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Modules	638,490 ZAR	5.97 ZAR/Wdc
Inverters	112,629 ZAR	1.05 ZAR/Wdc
Mounting Materials	62,346 ZAR	0.58 ZAR/Wdc
Electrical Materials	330,076 ZAR	3.09 ZAR/Wdc
Installation	161,499 ZAR	1.51 ZAR/Wdc
Monitoring Equipment	97,901 ZAR	0.92 ZAR/Wdc
Hard Costs	1,402,941 ZAR	13.12 ZAR/Wdc

Insurance	22,387 ZAR	0.21 ZAR/Wdc
Engineering	18,622 ZAR	0.17 ZAR/Wdc
Site Management	18,315 ZAR	0.17 ZAR/Wdc
Soft Costs	59,324 ZAR	0.55 ZAR/Wdc

Developer Fees	482,547 ZAR	4.51 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	1,944,812 ZAR	18.19 ZAR/Wdc
Total CapEx (All-In)	98,571 USD	0.92 USD/Wdc

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Asset Lease to Own Agreement;
2.     EPC Contract.

Contracts Summary

Asset Lease to Own Agreement Summary
Contract	Asset Lease to Own Agreement
Date	March 2nd, 2023
Parties	The Sun Exchange (SA) Bewind Trust - As Lessor Cape Peninsula Organisation for the Aged - As Lessee
Term	20 years from the Commercial Operation Date
Object	Lessor will lease to Lessee the asset, a photovoltaic electricity power generator, located at Wilderness Road, Claremont, Cape Town
Initial Asset Rental Amount	ZAR1.63/kWh
Asset Rental Annual Escalation Rate	CPI+2%
Escalation Frequency and Date	Annually on the anniversary of the COD
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African Rand
Insurance
Lessor shall insure the asset from the COD for an amount equal to the full insurable value of the asset, the premiums and any increases payable in respect of such insurance being for the account of the Lessor.

Buy-Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor.
Termination Buy-Out
In case of termination pursuant to the Lessee's breach, Lessor is entitled, in its sole discretion, to exercise the Termination Buy-Out Option, as a consequence of which the Lessee shall be compelled to pay the Lessor the Buy-Out Price.

Remedy of Lessee	Lessee's remedy against the Lessor for a breach of any obligation is to claim specific performance. Lessee is precluded from cancelling the agreement pursuant to Lessor's breach.
Dispute Resolution	Arbitration

EPC Contract
Contract	EPC Contract including Long Term Performance Tests
Date	April 6th, 2023
Parties	Sun Exchange (PTY) LTD - As Customer Dorman Projects (PTY) LTD - As Contractor
Term	20 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical reticulation and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 106.92 kWp, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical reticulation.

Construction Contract Price	R 1,443,950.00 (exclusive of VAT)
O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, for 2 years post COD and until the achievement of Final Completion.
O&M Contract Price	R 21,659.25 (exclusive of VAT)
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages as set out in Appendix 13.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages as set out in Appendix 13.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Documentation Checklist

Documentation Checklist
Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
	Incentives	X
EPC	Construction Set*	X
	Equipment Warranties	X
Equipment Purchase Order
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the CPOA Quadrant Gardens Project.

Signatures:

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date: September 28, 2023